FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, January 8, 2013

Ger. Gen. No. 07 / 2013

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you as significant event that on January 07, our subsidiary Empresa Nacional de Electricidad S.A. (Endesa Chile) has accepted the terms of the final and definitive compensation amount for claims related to the effects of the earthquake on February 27, 2010 . This was informed by the insurance adjuster “Beckett S.A. Liquidadores de Seguros” by letter dated January 7, 2013. Such terms have also been accepted by all insurance companies.

Regarding the facilities of Bocamina, property of Endesa Chile, a US$ 85,665,673 compensation agreement has been reached by concept of loss of profits and property damage (US$ 66,165,673 and US$ 19,500,000 respectively), as a result of the aforementioned earthquake. Our subsidiary has received cash advances due to the incident for an amount of US$ 42,665,673.

Regarding Bocamina II, also owned by Endesa Chile, the agreement involves compensation of US$ 112,999,528, of which US$ 2,953,306 correspond to material damages and US$ 110,046.222 to loss of profits as a result of the damage (ALOP).

As of December 31, 2012, our subsidiary Endesa Chile will record US$ 114,711,895 in its operating result corresponding to the compensation for loss of profits. The above represents a benefit for Enersis of US$ 55,043,356 after income taxes and excluding the benefit attributable for minority interests of Endesa Chile.

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

cc.:

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: January 08, 2013